EXHIBIT 12 .1
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(In millions, except ratio)

	Six Months Ended June 30, 2015		2014		2013		2012	2011	2010
Earnings:
Income (loss) from continuing operations before income tax expense	$220.9		$262.0		$180.5		$149.1	$(315.9)	$(272.6)
Add:
Fixed Charges	3.0		5.9		7.8		1.5	77.9	98.7
Total earnings (loss) available for fixed charges	223.9		267.9		188.3		150.6	(238.0)	(173.9)
Fixed Charges:
Interest expense and other financial charges	2.0		4.0		6.3		0.1	76.4	97.1
Estimate of interest within rental expense	1.0		1.9		1.5		1.4	1.5	1.6
Total fixed charges	$3.0		$5.9		$7.8		$1.5	$77.9	$98.7
Ratio of earnings to total fixed charges	74.6	x	45.4	x	24.1	x	100.4x	(1)	(1)

(1)
Due to our losses for the years ended December 31, 2011 and 2010, the ratio of earnings to fixed charges was less than 1:1 for these periods. We would have needed to generate additional earnings of $315.9 million and $272.6 million to achieve a ratio of 1:1 for the years ended December 31, 2011 and 2010, respectively.

We computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before taxes, adjusted for fixed charges from continuing operations) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of interest factor deemed to be included in rental expense.